

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2020

Lori A. Woods
Chief Executive Officer
Isoray, Inc.
350 Hills Street, Suite 106
Richland, Washington 99354

Re: Isoray, Inc.
Registration Statement on Form S-3
Filed January 23, 2020
File No. 333-236025

Dear Ms. Woods:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen R. Boatwright, Esq.